[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468

Fax: (212) 859-4000

Andrew.Barkan@friedfrank.com

September 7, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sterling Check Corp. (formerly Sterling Ultimate Parent Corp.)

Registration Statement on Form S-1

Filed August 27, 2021

CIK No. 0001645070

Ladies and Gentlemen:

On behalf of Sterling Check Corp., formerly known as Sterling Ultimate Parent Corp., a Delaware corporation (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on June 8, 2021 (in the form initially filed with the Commission on August 27, 2021, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) in response to the Staff’s comment number 15 in its letter dated July 2, 2021 (the “Comment Letter”), requesting an explanation of the differences between the fair values of the Company’s common stock (“Common Stock”) on each grant date, including the difference between the most recent grant date fair value and the midpoint of the Preliminary IPO Price Range (as defined below), for awards granted by the Company in the six months preceding the Comment Letter. In order to facilitate your review, we have reproduced the text of comment number 15 of the Comment Letter, with the response set out below.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information contained in this letter not be disclosed in response to any request made under the Freedom of Information Act, 5. U.S.C. §552, or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Securities and Exchange Commission’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[*]” in the copy filed electronically on EDGAR.

Confidential Treatment Requested by Sterling Check Corp.

STER - 001

[*] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

September 7, 2021

Pre-IPO Valuation of Equity, page 95

15.

When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted from six month before the date of this letter and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chorological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. Your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation. In addition, revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Response:

In consideration of the preliminary IPO price, as discussed further below, the Company has concluded that the fair value of the awards made by the Company during 2021 should be based on an interpolation between the fair value previously used and the preliminary IPO price. The Company will record an immaterial incremental stock-based compensation expense for these awards granted in 2021 in the amount of approximately $291,000 in its third quarter interim financial statements for the period through June 30, 2021.

Preliminary IPO Price Range

The Company plans to effect a forward stock split in connection with its initial public offering (“IPO”) in a future amendment of the Company’s certificate of incorporation to be filed with the Secretary of State of the State of Delaware in [*] (the “Stock Split”). The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussion with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters for its proposed IPO, the Company currently anticipates an approximate price range, on a pre-split basis, of $[*] to $[*] per share (the “Preliminary IPO Price Range”) for the Company’s shares of common stock (“Common Stock”), with a midpoint of the anticipated range of approximately $[*] per share (the “Preliminary IPO Price”). The share numbers and stock prices set forth in this letter do not reflect the Stock Split and are all set forth on a pre-split basis.

The Company advises the Staff that it will reflect the Stock Split in a pre-effective amendment to the Registration Statement that includes a bona fide offering price range (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions and continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20%. The Company expects to include the Bona Fide Price Range in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [*].

Confidential Treatment Requested by Sterling Check Corp.

STER - 002

[*] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

September 7, 2021

Equity Award Issuances by the Company since January 1, 2021

A summary of the Company’s equity grants and the associated valuations for the six months preceding the Comment Letter are below:

Type of Awards	Date of Grant	Number of Shares Subject to Awards Granted	Common Stock Fair Market Value Per Share Reflected in Third-Party Valuation Report	Exercise Price	Valuation Report Date
Non-Qualified Stock Options	2/15/2021	100	$11,600.00	$11,600.00	June 30, 2020
Non-Qualified Stock Options	2/24/2021	139	$11,600.00	$11,600.00	June 30, 2020
Stock Awards	3/31/2021	18	$11,600.00	N/A	June 30, 2020
Non-Qualified Stock Options	4/26/2021	25	$11,600.00	$11,600.00	June 30, 2020
Total		282

Given the absence of an active market for the Common Stock, the estimated fair value per share of Common Stock has historically been determined at each grant date by the Board, taking into account independent common stock valuation reports from a professional third-party valuation firm commissioned by the Board. Such valuations were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation.

Confidential Treatment Requested by Sterling Check Corp.

STER - 003

[*] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

September 7, 2021

The fair value determination for the stock options and stock awards granted on February 15, 2021, February 24, 2021, March 31, 2021 and April 26, 2021 were based upon the most recent valuation, provided by an independent third-party valuation firm as of June 30, 2020 (the “June 2020 Valuation”), and the related stock-based compensation expense for these awards has been recorded through June 30, 2021 using this valuation. Based upon recent feedback from the Company’s lead underwriters, it is apparent that the fair value of the Common Stock increased significantly since the date of the June 2020 Valuation. There was no single event that caused the valuation of the Common Stock to fluctuate. Instead, a combination of factors contributed to the increase, including the probability of an IPO, an increase in the growth of the Company’s business as the global economy continued its recovery from the impact of the COVID-19 pandemic and favorable equity capital market conditions. The Company determined that the increase in stock price due to the probability of an IPO began in the second quarter of 2021 and that this probability has continued to increase through September 2021.

For financial reporting purposes, the Company reassessed the fair value used for computing stock-based compensation expense for awards granted from January 1, 2021 to the date of this letter and determined that it would apply a linear interpolation for the fair value per share of Common Stock between the June 2020 Valuation and the Preliminary IPO Price. The Company believes that this straight-line methodology, when applied, provides the most reasonable basis for the valuation of the Common Stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value. Based on the linear interpolation for each award included in the table above, the Company expects to record additional stock-based compensation expense for these awards of approximately $291,000 related to incremental expense through June 30, 2021 and incremental expense of $1.6 million in connection with the accelerated vesting of these awards upon the IPO, in its third quarter interim financial statements, as discussed further below.

Summary of June 2020 Valuation Report

A valuation was performed as of June 30, 2020 and resulted in a value per share of Common Stock of $11,600. The valuation was prepared on a minority, non-marketable interest basis using the equity value derived from the Guideline Public Traded Company Analysis under the market approach (50% weighting) and income approach (50% weighting) as there were no arms-length transactions that represented fair value within close proximity to the date of the June 2020 Valuation. Below is the summary of the valuation approaches utilized in the June 2020 Valuation (dollars in thousands):

Valuation Methods	Weight	Concluded Equity Value
Market Approach	50%	$830,000
Income Approach	50%	$880,000

Total Equity Value		$855,000

Guideline Public Traded Company Analysis (Market Approach)

•

The enterprise value was determined based on the EBITDA multiples of the guideline companies operating in industries similar to the Company’s (the “Guideline Companies”) and were applied to the Company’s EBITDA for the trailing twelve months ended June 30, 2020.

Confidential Treatment Requested by Sterling Check Corp.

STER - 004

[*] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

September 7, 2021

•

The EBITDA multiples ranged from 5.4 to 40.7 for the trailing twelve months ended June 30, 2020, with a mean multiple of 13.6 times and a median multiple of 10.2 times. An EBITDA multiple of 13.5 times was selected for the Company for the trailing twelve month period. It was concluded that it was reasonable for the multiple selected for the Company to be generally near the mean multiples of the Guideline Companies. This selected multiple considered the Company’s trailing twelve month performance and profitability and its risk factors going forward, among other factors.

•	Based on the selected multiple of 13.5 times, the Company’s enterprise value was calculated to be $1.4 billion.

•

After subtracting debt of $617 million, adding cash of $57 million, and adjusting for a working capital deficit of $7 million, the total estimated value of the Company’s equity using the market approach was concluded to be approximately $830 million.

•	The equity value under this approach was weighted 50%.

Income Approach

•

The Company’s equity value was determined based on a discounted free cash flow analysis that used discrete projections from 2020 to 2024 and a calculated horizon value that represents all future cash flows after the discrete period. The horizon value was calculated using a short-term growth rate after the discrete period of 11.8% and a long-term growth rate of 3.0%.

•

The discount rate was estimated to be 11.0%, developed by calculating a weighted average cost of capital (“WACC”), which requires that the cost of equity and cost of debt for the Company be derived separately. These costs are then weighted in proportion to the market value of each component of the Company’s capital structure. The cost of equity was calculated using the capital asset pricing model (“CAPM”).

•

Discounting the Company’s projected cash flows to the present value, as well as the horizon value, resulted in an enterprise value of $1.4 billion (including adjustments for a working capital deficit and other items). After subtracting debt and adding cash, the Company’s estimated equity value using the income approach was concluded to be approximately $880 million.

•	The equity value under this approach was weighted 50%.

Probability of IPO at June 30, 2020 Valuation Date

Although the Company’s business began recovering from the effect of the COVID-19 pandemic in the second half of 2020, there were still significant uncertainties around the performance of the business, capital markets and the global economy as of June 30, 2020. In particular, revenue declined 33% for the three months ended June 30, 2020 from the three months ended June 30, 2019. As a result of the COVID-19 pandemic and the effects on the Company’s revenue, the Company implemented robust cost reduction measures throughout the organization, and the Company’s debt was downgraded due to continued uncertainty. Due to the economic and market impact of COVID-19 and the impact on the Company’s financial results, the Company’s management did not ascribe any probability to an IPO within 12 months of the date of June 30, 2020 as the likelihood of an IPO exit was non-existent. As a result, an IPO scenario was not included within the June 2020 Valuation.

Confidential Treatment Requested by Sterling Check Corp.

STER - 005

[*] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

September 7, 2021

Discussion of Preliminary IPO Price

As noted above, the anticipated Preliminary IPO Price Range is $[*] to $[*] per share for the Common Stock, with a midpoint Preliminary IPO Price of approximately $[*] per share. The increase in the Preliminary IPO Price Range above the Common Stock value determined by the Board in connection with the June 2020 Valuation is due to a combination of factors, including the following:

•

Valuation methodology - One primary reason for the increase in the Preliminary IPO Price Range over the estimated fair value in the June 2020 Valuation is the difference in valuation methodology and weighting of outcomes and liquidity. Public market investors often use more qualitative and subjective methodologies to determine the price that they are willing to pay in an IPO, and those methodologies can result in valuations that differ significantly from the valuations determined using the quantitative information utilized by the Board and prescribed by the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation. Moreover, the quantitative methodologies employed by third-party valuation firms include discounts to the estimated fair value for alternative events (such as staying private) and discounts to present value, neither of which apply to the Company in connection with its IPO valuation and the analysis of public market investors and the underwriters in their valuation analyses. In particular, the June 2020 Valuation did not include an IPO scenario as an IPO was not on the horizon at that point in time. The private sale scenario is valued on the current trailing twelve month multiples based on precedent transactions. The most recent benchmark for the Company was the sale of a peer company in January 2020, which was valued at low double-digit multiples. Public markets value the enterprise on forward-looking multiples, leading to the public markets ascribing a higher multiple than a private sale.

•

Better market conditions as described by the underwriters - The Preliminary IPO Price Range is based on discussions and input from the underwriters regarding their view of the initial public offering market and positioning the Company for a successful IPO. This input took into account recent performance and valuations of companies that the underwriters expect will be viewed as comparable to the Company. While market conditions have remained volatile since June 2020, market conditions have improved as a result of the improvement in the economic outlook in the United States following the rollout of vaccines. Stock indices and multiple technology-enabled companies have reached or returned to near all-time highs and there have been a number of successful initial public offerings.

•

Business developments and financial results - The Preliminary IPO Price Range takes into account business developments and financial and operating results that were not available or known at the time of the June 2020 Valuation. At the time of the June 2020 Valuation as well as during the dates the equity awards were issued, the Company was not planning a public exit. It was not until May 2021 that the Board approved a plan to initiate the IPO process after multiple banker presentations in May illustrating the potential outcomes for the Company based on a private sale or an IPO. In addition, while the Company did experience some recovery in the latter half of 2020, the Company did not reach its pre-pandemic trailing twelve month Adjusted EBITDA until the end of April 2021, which further supported the Board’s decision to pursue an IPO.

Confidential Treatment Requested by Sterling Check Corp.

STER - 006

[*] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

September 7, 2021

Linear Interpolation for Equity Awards Granted from January 1, 2021 and on

The Company advises the Staff that, even though the valuations underlying the equity awards made to date in 2021 were made in good faith based on standard methodologies and assumptions, in light of the difference between the fair value for a share of Common Stock used for equity awards in February 2021 through April 2021 and the Preliminary IPO Price Range, it was prudent to reassess the fair value of these equity awards in order to determine the appropriate stock-based compensation expense for financial reporting purposes. The Company concluded that because there was no single event that occurred, no significant changes to the business or other relevant factors affecting the fair value of the Common Stock between the June 2020 Valuation and the Preliminary IPO Price, it was appropriate to perform a linear interpolation to estimate the fair value per share of Common Stock for financial reporting purposes. The results of the linear interpolation are presented below:

Grant Date	Underlying Common Stock Value
2/15/2021	$	[	*]
2/24/2021	$	[	*]
3/31/2021	$	[	*]
4/26/2021	$	[	*]

The Company determined the aggregate impact of the reassessment on the Company’s operating expenses for the six months ended June 30, 2021 was approximately $291,000. As a result, the Company has determined to recognize the additional stock-based compensation expense beginning with its results for the three months ending September 30, 2021, and expects to include an incremental charge of approximately $291,000 in its stock-based compensation expense along with the remaining stock-based compensation expense due to the accelerated vesting of awards, together with other stock-based compensation expense incurred in the period. The Company has determined that the adjustments resulting from the reassessment are not quantitatively or qualitatively material to the Company and that the impact of the reassessment would not have a material impact on the Company’s operating expenses for the six months ended June 30, 2021.

The Company determined that the aggregate amount of the stock-based compensation expense for the life of the equity awards issued from February 2021 through April 2021 is approximately $2.9 million, resulting in an incremental aggregate stock-based compensation expense of $1.9 million. Approximately $260,000 was recognized through June 30, 2021 based on the original fair value and, as discussed above, approximately $291,000 is expected to be recognized in three months ending September 30, 2021. The remainder, in connection with the accelerated vesting of these awards upon the IPO, is also expected to be recognized in the Company’s third quarter interim financial statements.

Confidential Treatment Requested by Sterling Check Corp.

STER - 007

[*] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

September 7, 2021

The Company correspondingly proposes to update the discussion under “Pre-IPO Valuation of Equity” in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include the following:

“The fair value of the equity awards granted during February 2021 through April 2021 will be determined using a linear interpolation between a June 2020 valuation estimated by our board of directors and the midpoint of the preliminary pricing range of our initial public offering. We determined that the straight-line calculation provides the most reasonable basis for the valuations for equity awards granted during February 2021 through April 2021 because we did not identify any single event or series of events that occurred during this period that would have caused a material change in fair value. We expect to record additional stock-based compensation expense for these awards of approximately $0.3 million related to incremental expense through June 30, 2021 in our financial statements for the three months ending September 30, 2021. Please see “—Components of our Results of Operations—Operating Expenses—Selling, General and Administrative” regarding additional stock-based compensation expense that is expected to be incurred in the third quarter of 2021.

There were significant judgments and estimates inherent in the valuation of our equity prior to this offering, which included assumptions regarding our future operating performance and the time to complete a liquidity event. Such judgments and estimates will not be necessary to determine the fair value of underlying shares of common stock for new awards once the underlying shares begin trading following this offering.”

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Joshua Peirez (Sterling Check Corp.)

Peter Walker (Sterling Check Corp.)

Steven L. Barnett (Sterling Check Corp.)

Gregory P. Rodgers (Latham & Watkins LLP)

Confidential Treatment Requested by Sterling Check Corp.

STER - 008

[*] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

September 7, 2021